# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Audax Private Credit Fund, LLC, CIK 0002033362
CUSIP: 000000000
Title of class of securities: common stock
Address of issuer's principal executive offices: 320 PARK AVENUE, 320 PARK AVENUE, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000820478-25-000011
Filed by CIK 0000820478

## Reporting persons
- STRS OHIO: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Ohio (OH); sole voting power 2,080,807.16; shared voting power 0; sole dispositive power 2,080,807.16; shared dispositive power 0; aggregate amount beneficially owned 2,080,807.16 (11.3% of the class)

## Item 1. Issuer
Name of issuer: Audax Private Credit Fund, LLC
Address of issuer's principal executive offices: 320 PARK AVENUE, 320 PARK AVENUE, NEW YORK, NEW YORK, 10022.

## Item 2. Person Filing
Name of person filing: State Teachers Retirement System of Ohio (STRS Ohio)
Address of principal business office or, if none, residence:
275 East Broad Street
Columbus, Ohio 43215
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 2,080,807.16
Percent of class: 11.3
Sole power to vote or to direct the vote: 2,080,807.16
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,080,807.16
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- STRS OHIO: Aaron DiCenzo, Deputy Executive Director, Investments (01/06/2026)